Mail Stop 6010
      February 13, 2006

VIA U.S. MAIL AND FACSIMILE (781) 461-3491

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA  02062-9106


      Re:	Analog Devices, Inc.
		Form 10-K for the year ended October 29, 2005
      Filed November 21, 2005
		File No. 001-07819

Dear Mr. McDonough:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for  the year ended October 29, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 16

Results of Operations

Revenue, page 16

1. On page 16 you state that the 9% decline in revenue between
2005
and 2004 is due to "an inventory correction" at your customers. You also state that the decline was due to a decrease in orders and weakness in certain markets. On page 17 you state that the 29% increase in revenue between 2004 and 2003 was due to an increase in demand. We also note from your Form 8-K dated November 15, 2005 that you experience normal seasonality in the consumer and industrial markets. Please revise MD&A in future filings to include (a) an analysis explaining the underlying reasons for the significant changes noted, (b) a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, (c) seasonal trends or variations in sales,
(d) shipments of product at the end of a reporting period that significantly reduced customer backlog and that reasonably might be expected to result in lower shipments and revenue in the next period,
(e) changing trends in shipments into, and sales from, a sales channel or separate class of customer that could be expected to have a significant effect on future sales or sales returns, and (f) a quantification for each significant factor noted when you identify the contribution of two or more factors as the cause for material changes. Please also revise MD&A in future filings to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please see
Item 303 of Regulation S-K, SAB Topic 13.B, FRC 501, and Release
33-
8350.

Critical Accounting Policies and Estimates, page 26

2. We see from the disclosure on page 47 that management changed the method for calculating volatility in determining the value of employee stock options to implied volatility, which decreased volatility from 69.2% in fiscal year 2004 to 27.4 % in fiscal year 2005. Please revise to include an explanation of the method used to estimate the expected volatility of your share price. Your explanation should include (a) why you changed your method of determining estimated volatility and (b) why you now only use implied volatility and not a combination of historical volatility and implied volatility. You could consider summarizing your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 as part of this disclosure. Please refer to Question 5 of SAB Topic 14.D.1, SEC
Release No. FR-60 and Section V, "Critical Accounting Estimates," in
SEC Release No. FR-72.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 38

s.  Stock-Based Compensation, page 47

3. We note your reference to a third-party estimate. Please note that if you elect to continue to make such a reference and intend to incorporate your Form 10-K by reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating volatility. We will not object if you wish to state, in future filings, that management considered a number of factors, including third-party estimates, when estimating volatility. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the estimate. Please revise future filings as appropriate.
4. We note that you have placed exclusive reliance on implied volatility in providing your estimate of expected volatility. So that we may better understand how your selection meets the stated objectives of SFAS 123R and SAB Topic 14, please tell us how you considered the following in your evaluation: 1) the volume of market activity of the underlying shares and traded options; 2) the ability to synchronize the variables used to derive implied volatility; 3) the similarity of the exercise prices of the traded options to the exercise price of the employee share options; and 4) the similarity of the length of the term of the traded and employee share options.
See Question 3 of SAB Topic 14. Please also address the extent to which the following factors are present:

* You use a valuation model that is based upon a constant volatility assumption to value your employee share options. Please note that a company that utilizes an option pricing model that incorporates a range of expected volatilities over the option`s contractual term should consider the factors listed in SFAS 123R and those discussed in Questions 2 and 3 in SAB Topic 14 to determine the extent of your reliance (including exclusive reliance) on the derived implied volatility.
* Your implied volatility is derived from options that are actively traded. Please explain.
* The market prices (trades or quotes) of both the traded options and underlying shares are measured at a similar point in time to each other and on a date reasonably close to the grant date of the employee share options.
* The traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options.
* The remaining maturities of the traded options on which the estimate is based are at least one year.

See Question 4 of SAB Topic 14.

Note 4.  Special Charges, page 52

5. We see that you recognized $20 million in fiscal year 2005 for severance and fringe benefit costs related to the closing of the California wafer fabrication operation. You disclose that none of the employees had been terminated as of the end of fiscal year 2005.
Under paragraph 11 of SFAS 146, if the employees are required to provide future service to receive the benefit, the liability should
be recognized over the future service period.   Please clarify, in
your response and in future filings, the responsibility of the terminated employees to render service until they are terminated to earn the severance benefits and discuss how this affected your accounting treatment.

Note 14.  Income Taxes, page 64

6. We see your disclosure that you have provided for potential tax liabilities due in various jurisdictions. To the extent that the amount is material to your financial statements, please tell us and revise future filings to disclose the amount recorded as a liability for uncertain tax positions. Refer to SFAS 5.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3604 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

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Joseph E. McDonough
Analog Devices, Inc.
February 13, 2006
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